KUTAK ROCK LLP SUITE 3100 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2626 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com	ATLANTA CHICAGO DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES OKLAHOMA CITY OMAHA PASADENA RICHMOND SCOTTSDALE WASHINGTON WICHITA

December 29, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Barbara C. Jacobs
Assistant Director
c/o Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington D.C. 20549

Re:	SAN Holdings, Inc.
Registration Statement on Form S-1
File No. 333-137207

Dear Ms. Jacobs:

On behalf of SAN Holdings, Inc. (the “Company”), in connection with the intended future filing of Pre-Effective Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”), below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) set forth in its letter dated December 21, 2006, together with verbal comments communicated by Ms. Mills-Appenteng to Joshua M. Kerstein, Esq. of Kutak Rock LLP, our outside counsel, on December 19, 2006 (collectively, the “Comment Letter”), relating to, among other things, the Company’s Registration Statement. For your convenience, we have set forth a recitation of (or, with respect to the verbal comments, a paraphrased recitation of) each of the Staff’s comments below (in italics), with the Company’s response to each comment directly following the Staff’s comment. Capitalized terms used but not defined herein have the respective meanings set forth in the Registration Statement.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 29, 2006

Written Comment. We note your disclosure that you amended the 2006 private placement transaction on November 22, 2006 with substantially all of the investors in that transaction to, among other things, limit the liquidated damages payable to those investors under the registration rights agreement, to deliver an unsecured promissory note to each investor relating to the liquidated damages assessed pursuant to the amendment, to reduce the exercise price of the warrants from $0.50 to $0.20 per share. Having renegotiated the terms of part of the private placement transaction after you filed the registration statement, it does not appear that you can rely on Rule 152 to separate the issuance and resale transactions, which are occurring simultaneously. Please advise.

Response. As discussed below, the Company believes that the agreement entered into on November 22, 2006 (the “Settlement Agreement”), between the Company and the investors in the 2006 private placement transaction (the “2006 private investors”) should not affect the Company’s ability to rely on Rule 152 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to avoid integration of the 2006 private placement transaction and any deemed issuance of securities pursuant to the Settlement Agreement with the resale transaction. The Company believes that the 2006 private placement transaction and the Settlement Agreement were, in effect, a single transaction that closed at the end of May of 2006 and that Rule 152 may be relied upon by the Company to avoid integration of that transaction with the resale transaction. Alternatively, the Company believes that if any securities were deemed issued as a result of the execution and performance of the Settlement Agreement, any such securities are exempted securities pursuant to Section 3(a)(9) of the Securities Act, should not be integrated with either the 2006 private placement transaction or the secondary offering pursuant to the Registration Statement and should not adversely affect the Company’s ability to rely on Rule 152.

Availability of Rule 152 (Single Transaction)

The Company believes that the 2006 private placement transaction and the Settlement Agreement were, in effect, a single transaction that closed at the end of May of 2006, where the Settlement Agreement was entered into solely to correct a mutual mistake in the original documentation relating to the interpretation of the Federal securities laws. The Company negotiated and entered into the Settlement Agreement with the 2006 private investors solely in response to comments received from the Staff in connection with the filing of the Registration Statement and the new unpublished position taken by the Staff with respect to the Registration Statement limiting the amount of securities that could be registered. The position taken by the Staff required the Company to amend the Registration Statement in order to reduce the number of shares being registered that related to convertible securities issued in the 2006 private placement transaction that occurred in March, April and May of 2006. The Staff’s comment provided that failure to so amend the Registration Statement would result in the offering being considered a primary offering on behalf of the Company rather than a secondary offering, and Rule 415(a)(1)(i) promulgated under the Securities Act would therefore be unavailable.1  The Company entered into the Settlement Agreement to protect its public and private investors, to limit the substantial liquidated damages payable by the Company to the 2006 private investors as a result of the Staff’s interpretation and to curb the risk of litigation. The Company believes that it would have caused the Company to be subject to irreparable harm had it failed to enter into the Settlement Agreement.

[1]
It should be noted that the Company continues to disagree with the Staff’s prior comment restricting the number of shares that the Company can register for resale. In this regard, the Company believes that the comment is unjustified since the concept has not been publicly defined and debated and has no basis in fact under the Securities Act. In this regard, the Company notes that neither the Company nor the 2006 investors were aware of the new policy prior to the filing of the Registration Statement in September 2006. Prior to the three closings of the 2006 private placement transaction, the Company reviewed numerous selling shareholder resale registration statements that provided for the registration and resale of anywhere between 1% and approximately 200% of the respective companies’ “outstanding” common stock. These percentages would have been even higher if they were based only on the respective public “float” of these companies.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 29, 2006

Rule 152 promulgated under the Securities Act provides as follows:

The phrase “transactions by an issuer not involving any public offering” in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement. [Emphasis added].

The text of Rule 152 suggests that a public offering is deemed to commence upon the initial filing of the registration statement relating thereto. However, it is unclear at what point in time a private placement is deemed “completed” for purposes of Rule 152.

In its interpretation of Rule 152, the Staff has previously taken the position under Rule 152 in a number of “no action” letters that an otherwise valid private placement made in reliance on Section 4(2) and/or Regulation D need not be integrated with a subsequent public offering of the same or similar securities if the purchaser has completed its investment decision with regard to the private placement before the subsequent public offering is commenced, even if the public offering was contemplated at the time of the private offering.2  According to the Staff’s position in these no-action letters, a purchaser has completed its investment decision with regard to a private placement when the purchaser’s obligation to purchase the securities for the consideration set forth in a binding, duly executed investment agreement is subject only to conditions precedent not within the control of the purchaser. Furthermore, as set forth in an SEC telephone interpretation3 (the “SEC PIPE Telephone Interpretation”), the Staff has previously held that in a private-investment, public equity transaction such as the transaction contemplated by the Company in the 2006 private placement transaction and the Registration Statement, the Staff will not object if:

a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff's PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Emphasis added].

[2]
See Black Box, Inc. (publicly available June 26, 1990); JBI Incorporated (publicly available September 28, 1989); Country First Bank (publicly available March 31, 1989); Vulture Petroleum Corporation (publicly available February 2, 1987); and Verticom Inc. (publicly available February 12, 1986). See also Letter from John J. Huber, Director of the Division of Corporation Finance, to Michael Bradfield, General Counsel of the Board of Governors of the Federal Reserve System (March 23, 1984); Vulture Petroleum Corporation (February 2, 1987); JBI Incorporated (available September 28, 1989); Country First Bank (March 31, 1989); Vintage Group, Inc. (available May 11, 1988); The Immune Response Corp. (available November 2, 1987); BBI Associates (available December 29, 1986); and Verticom Inc. (available February 12, 1986).

[3]	See the SEC Telephone Interpretations Manual, Chapter 1, interpretation number 21 titled “Convertible Securities.”

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 29, 2006

The Company believes that the 2006 private placement transaction was completed in May of 2006 after the last of three closings of the private placement, when the final 2006 private investors made their investment decision and purchased units in the 2006 private placement transaction, prior to the filing of the Registration Statement in September of 2006. The 2006 private placement transaction was a bona fide private placement transaction. Offers and sales were made solely to accredited individual investors. Investors were provided with or given access to the current and periodic reports that the Company files with the SEC. Each such investor represented in writing to the Company in the applicable securities purchase agreement that they were accredited investors as that term is defined in the Securities Act. The investment decisions made by the 2006 private investors were completed on the closing date for each such investor in March, April or May of 2006, and, on such date, the 2006 private investors were irrevocably bound and there were no remaining conditions or circumstances within such investors’ control that would have permitted a change in their decision once it had been made. As of the three closing dates of the 2006 private placement transaction, the applicable 2006 private investors had already paid for and had been issued the units, consisting of shares of series A preferred stock, the $0.30 warrants and $0.50 warrants, were at market risk, and there were no conditions precedent in the control of the 2006 private investors. There were no additional closings of the 2006 private placement transaction and no additional closings were or are contemplated.

Although the resale registration statement was contemplated at the time of the 2006 private placement transaction, the Registration Statement was not filed with the SEC until September of 2006, nearly four months after the completion of the 2006 private placement transaction. The Registration Statement was filed pursuant to the Company’s contractual obligations under the registration rights agreement obligating the Company to have an effective registration statement within 150 days of each closing date (with respect to the common stock underlying the securities issued on such date), registering for resale in a continuous offering pursuant to Rule 415 shares of common stock relating to the exercise or conversion of all of the convertible securities issued in the 2006 private placement transaction plus the shares of common stock that may be issued as dividends on the series A preferred stock (the “registrable securities”).

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 29, 2006

The Company believes that under the circumstances involved here, the negotiation, execution and performance of the Settlement Agreement should not affect the conclusion that the 2006 private placement transaction concluded in May of 2006 as described in the preceding paragraph, prior to the date the Company filed the Registration Statement with the SEC.

The Staff’s unwritten position described earlier in this response was not contemplated by the Company nor by the 2006 private investors at the time of the 2006 private placement transaction as evidenced by the transaction documents relating thereto. The transaction documents required the Company to pay the 2006 private investors liquidated damages, for, among other things, failing to have an effective registration statement registering for resale all of the registrable securities. The amount of liquidated damages payable by the Company was equal to 2% of the purchase price for the units purchased per month, plus accrued interest at a rate of 12% per annum, accruing daily until the date of payment in full of all accrued amounts plus interest. The Company incurred liquidated damages and interest related thereto of approximately $1.1 million through November 15, 2006. If the Company had not entered into the Settlement Agreement, the Company would have incurred additional liquidated damages of approximately $260,000 per month ($3.2 million per year), plus interest.4  The Company believes this amount of liquidated damages is a material amount for the Company when compared with net losses of approximately $15.8 million for the fiscal year ended December 31, 2005.

The Settlement Agreement resulted only because of the Staff’s registration position and resulted from a strenuous, arm’s length negotiation between the Company and the 2006 private investors, most of whom are unaffiliated with the Company. The Company does not believe that it would have been successful in negotiating the Settlement Agreement with terms more favorable to the Company or without the concessions made by the Company to the 2006 private investors therein in order to induce them to amend the liquidated damages provision, nor does it believe that the 2006 private investors would have executed the Settlement Agreement if such Settlement Agreement permitted the Company to withdrawal and refile the Registration Statement subsequent to the negotiation and finalization of the Settlement Agreement.

None of the terms of the Settlement Agreement should be considered a new investment decision for the 2006 private investors, as they were at market risk from the date that they purchased the units in the 2006 private placement in March, April or May 2006, prior to the time that the initial Registration Statement was filed with the SEC on September 8, 2006.5 The Settlement Agreement had no effect on the securities that were actually issued in the 2006 private placement except for reducing the exercise price on one-half (1/2) of the warrants issued in the 2006 private placement transaction from $0.50 per share to $0.20 per share and modifying certain contractual rights. The Company does not believe that under the circumstances the reprice should be viewed as a new investment decision by investors who have been at market risk at all times since the date they purchased the securities in the 2006 private placement transaction in March, April or May of 2006. The Settlement Agreement included a waiver by the 2006 private investors of a contractual right to liquidated damages they may have accrued after November 15, 2006. The Settlement Agreement also specified how and when accrued liquidated damages would be paid by providing that the Company would issue a promissory note evidencing the amount of the liquidated damages (plus accrued interest) to be payable within 15 months accruing interest at the same rate of 12% per annum that the liquidated damages accrued interest. Except with respect to the waiver of the accrual of additional liquidated damages, the Settlement Agreement did not modify the amount or calculation of liquidated damages, but only added specificity as to the timing and method of payment on the accrued liquidated damages that the Company was already contractually obligated to pay to the 2006 private investors under the 2006 private placement transaction documents. The Company would have been obligated to pay such accrued liquidated damages even if it did not issue any separate promissory notes evidencing the same, and the Company believes the documentation should not affect the conclusion that the terms of the Settlement Agreement relating to liquidated damages were not part of the offering and sale of securities issued in the 2006 private placement transaction and, under the circumstances, did not involve any new investment decision by the 2006 private investors.

[4]	Although the warrants issued in the 2006 private placement transaction expire five years from issuance, it is possible that the series A preferred stock could be outstanding in perpetuity.
[5]
If a new investment decision is deemed to have occurred, any such decision was undertaken only because the Company had no alternative but to attempt to protect its public and private investors and avoid irreparable harm to the Company by entering into the Settlement Agreement to amend the liquidated damages provision and the 2006 private investors remained at market risk irrespective of the Settlement Agreement.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 29, 2006

Finally, it should also be pointed out that, consistent with the last sentence of the SEC PIPE Telephone Interpretation, the Settlement Agreement was entered into prior to the effectiveness of the Registration Statement.

Availability of Section 3(a)(9) and Rule 152 (Multiple Transactions)

While the Company does not believe that securities were issued as a result of the execution and performance of the Settlement Agreement, the Company believes that any securities deemed issued are the result of an exchange of securities to existing security holders and are exempted securities pursuant to Section 3(a)(9) of the Securities Act as the result of the exchange of securities to existing security holders, and any issuance of securities thereunder should not be integrated with either the 2006 private placement transaction or the secondary offering pursuant to the Registration Statement and the Company’s ability to rely on Rule 152 should not be adversely affected.

Section 3(a)(9) of the Securities Act provides as follows:

Section (3)(a). Except as hereinafter expressly provided, the provisions of this Act shall not apply to any of the following classes of securities:

* * *

(9) Except with respect to a security exchanged in a case under Title 11 of the United States Code, any security exchanged by the issuer with its existing security holders exclusively where no commission or other renumeration is paid or given directly or indirectly for soliciting such exchange;

For an exchange of securities to fall within the exemption of Section 3(a)(9), the exchange must satisfy the following elements: (1) the securities offered for exchange are issued by the same entity that issued the outstanding securities that are tendered in exchange; (2) the security holders do not part with anything of value other than the outstanding securities; (3) the exchange is with existing security holders only; and (4) no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 29, 2006

With respect to the first element listed above, there is complete identity between the issuer of the repriced securities offered for exchange pursuant to the Settlement Agreement and the issuer of the securities in the 2006 private placement transaction, which have been surrendered by the 2006 private investors in connection with the Settlement Agreement. The Company issued the units in the 2006 private placement transaction and has also issued the repriced units in accordance with the Settlement Agreement.

The second element listed above is also satisfied with respect to the 2006 private placement transaction and the Settlement Agreement. As described in more detail above, the Settlement Agreement provides for, among other things, the Company’s reduction of the exercise price on one half (1/2) of the warrants issued in the 2006 private placement transaction from $0.50 per share to $0.20 per share and certain modifications to the 2006 private investors’ contractual rights, including a waiver (the “Waiver”) by the 2006 private investors of a contractual right to liquidated damages accrued after November 15, 2006. The Company believes that the Waiver made by the 2006 private investors should not be characterized as parting with anything of value and should not preclude the availability of the exemption afforded by Section 3(a)(9) based on a long line of no-action requests granted by the Staff with respect to the waiver by exchanging securityholders of their rights to accrued and unpaid interest.6 For example, in Royale Group Ltd. (available November 4, 1988), the Staff determined that it would not recommend enforcement action in the case of an exchange offer in which the tendering debentureholders were required by the terms of the exchange offer to waive their rights to receive accrued and unpaid interest. Consistent with the facts in Royal Group Ltd., pursuant to the Waiver, the 2006 private investors waived their rights to receive accrued liquidated damages in exchange for receiving the repriced warrants pursuant to the terms of the Settlement Agreement. The Company believes that, based on the Staff’s position taken in the no-action letters referenced above, the Waiver is not the type of additional consideration flowing from security holders to an issuer that would cause the Section 3(a)(9) exemption to be unavailable.

[6]
See ECL Industries, Inc. & Norlin Corp. (available December 16, 1985) (joint exchange offer involving, in relevant part, exchange of new debentures for outstanding debentures on which certain accrued interest payments would be waived by the holders); Shop Rite Foods, Inc. (available October 14, 1981) (exchange of preferred shares for outstanding cumulative convertible preferred shares on which holders waived accrued dividend arrearages); Barnett Winston Investment Trust (available February 9, 1978) (exchange of new debentures and cash for outstanding debentures in which acceptance of the exchange offer would result in the elimination of accrued interest on the outstanding debentures); Geoscience Technology Services Corp. (available February 9, 1976) (exchange of common stock for outstanding debentures on which no interest payments or sinking fund deposits had been made for over a year and which debentures would be cancelled after the exchange); NJB Prime Investors (available May 14, 1976) (exchange of beneficial interest in a trust plus cash for outstanding debentures upon which accrued interest was to be eliminated by means of the exchange); Four-Phase Systems, Inc. (available December 10, 1973) (exchange of common and new preferred stock for outstanding preferred with dividend arrearages); Canrad Precision Industries, Inc. (available September 27, 1973) (election between exchange of outstanding preferred with dividend arrearages for new class of preferred or adjusting the conversion price of the outstanding shares downward, subject to the shareholders agreeing to convert their shares immediately); Diversa-Graphics, Inc. (available July 20, 1972) (exchange included waiver by holders of all unpaid accrued interest on debt securities and all unpaid accrued dividends on preferred stock).

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 29, 2006

With respect to the third element listed above, the exchange of half of the warrants sold in the 2006 private placement transaction for repriced warrants was made solely between the Company and the 2006 private investors, who were clearly existing security holders of the Company.

The Company has also met the fourth element listed above because the Company has not paid any commission or other renumeration, either directly or indirectly, to any individual or entity to solicit for the exchange of securities made pursuant to the Settlement Agreement.

For the foregoing reasons, the Company believes that an exemption is available with respect to the Settlement Agreement if additional securities were deemed to be issued in connection therewith because the exemption set forth in Section 3(a)(9) of the Securities Act. Consistent with the position of the Staff granting a number of no-action requests, the 2006 private placement transaction should not be integrated with any issuance of securities that is deemed to have occurred pursuant to the Settlement Agreement.7  Finally, consistent with the position of the Staff in granting a number of no-action requests, including Four-Phase Systems, Inc. referred to in footnote 7, any deemed issuance of securities pursuant to the Settlement Agreement should not be integrated with the resale offering pursuant to the Registration Statement and should not make Rule 152 unavailable.

Verbal Comments

1. We have reviewed your December 4, 2006 response to prior comment 1 of our letter dated November 2, 2006 and our letter dated September 28, 2006. Notwithstanding the prior communications to you in which it was suggested that the reduction in shares being registered as set forth in Pre-Effective Amendment No. 2 to the Registration Statement would be sufficient, we are unable to conclude that this does not represent a distribution on behalf of the issuer. In order to avail yourself of Rule 415(a)(1)(i) for the offering, please reduce the number of shares you are registering such that the number of shares being registered that relate to convertible securities is limited to one-third (1/3) of the total number of shares of the Company’s common stock that are freely transferable and constitute the “float” in the public market as of such date.

[7]
See Four-Phase Systems, Inc. (available December 10, 1973) (public offering of common stock not integrated with an exchange offering; exchange offering not integrated with separate offering of notes, in each case notwithstanding contemporaneous nature of offerings); Model Finance Company (available December 27, 1973 (Regulation A offering not integrated with exchange offering); Calton, Inc. (available September 30, 1991) (private placement pursuant to Section 4(2) and Section 3(a)(9) are available notwithstanding contemporaneous timing of offerings); and Scottish Inns of America, Inc. (available January 8, 1979) (private placement and exchange offering pursuant to Section 3(a)(9) may proceed simultaneously without any recommended enforcement action by the Staff).

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 29, 2006

Response. The number of shares registered in Pre-Effective Amendment No. 2 to the Registration Statement previously filed with the SEC, including the number of shares relating to the 2006 private placement transaction, was derived from multiple discussions with the Staff wherein the Company understood that the one-third (1/3) percentage referenced in the discussions related to the total number of “issued and outstanding shares” of the Company and at no time was the concept of “float” discussed. As a result, the Company intends to file the Amendment to the Registration Statement and comply with this comment by reducing the number of shares registered for resale under the Registration Statement from 88,335,202 shares to 69,109,418 shares, of which 55,968,562 shares are currently outstanding and the remaining 13,140,856 are issuable upon conversion of series A preferred stock. The number of shares issuable upon conversion of the series A preferred stock that we intend to register represents approximately one-third (1/3) of the total number of shares of the Company’s common stock that are freely transferable and constitute the “float” in the public market as of the date hereof.

To reflect the reduction in the number of registered shares as previously described, the Company intends to make conforming revisions to the disclosure in the Registration Statement.

2. Remove the references in the “EXPLANATORY NOTE” to “deregistration” or “deregister.”

Response. The Company intends to comply with this comment by deleting the “EXPLANATORY NOTE” in its entirety.

* * * * * * *

This filing is being effected by direct transmission to Operational EDGAR System of the SEC. If you have any questions regarding the foregoing or require further information, please contact the undersigned or Bob Ahrenholz.

Sincerely, /s/ Joshua M. Kerstein